Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-250829

Pricing Supplement to Prospectus Supplement Dated March 9, 2022

and Prospectus Dated November 20, 2020

Pricing Supplement dated March 23, 2023

(To Prospectus Supplement dated March 9, 2022

and Prospectus dated November 20, 2020)

4.650% Secured Medium-Term Notes, Series P, due March 15, 2033 (Green Bond)

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)

CUSIP: 74456QCL8

Trade Date: March 23, 2023

Original Issue Date/Settlement Date: March 27, 2023

Principal Amount: $500,000,000

Price to Public: 99.907% of Principal Amount, plus accrued interest from March 27, 2023 if settlement occurs after that date

Purchase Price: 99.307% of Principal Amount

Net Proceeds to Company: $496,535,000

Interest Rate: 4.650% per annum

Initial Interest Accrual Date: March 27, 2023

Interest Payment Dates: March 15 and September 15, commencing September 15, 2023

Regular Record Dates: March 1 and September 1

Maturity Date: March 15, 2033

These Notes are DTC Eligible and will be issued in book-entry form.

Mode of Distribution: ☒ Underwritten ☐ Agented

☒ Academy Securities, Inc. ($11,250,000)

☐ Barclays Capital Inc.

☒ BNP Paribas Securities Corp. ($57,500,000)

☒ BNY Mellon Capital Markets, LLC ($57,500,000)

☒ BofA Securities, Inc. ($76,250,000)

☒ CIBC World Markets Corp. ($57,500,000)

☐ Citigroup Global Markets Inc.

☐ Goldman Sachs & Co. LLC

☐ J.P. Morgan Securities LLC

☒ Loop Capital Markets LLC ($11,250,000)

☐ Mizuho Securities USA LLC

☐ Morgan Stanley & Co. LLC

☒ MUFG Securities Americas Inc. ($76,250,000)

☐ PNC Capital Markets LLC

☒ RBC Capital Markets, LLC ($76,250,000)

☐ Scotia Capital (USA) Inc.

☐ TD Securities (USA) LLC

☒ U.S. Bancorp Investments, Inc. ($76,250,000)

☐ Wells Fargo Securities, LLC

Additional Risk Factors Relating to the Secured Medium-Term Notes

In addition to the risks described in the prospectus and prospectus supplement, as well as the risks described in PSE&G’s Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into the prospectus and prospectus supplement, the following are additional risks relating to an investment in the Secured Medium-Term Notes, Series P offered hereby (the “Secured Medium-Term Notes”).

There is no assurance that PSE&G’s intended allocation of an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes to finance Eligible Projects will meet the investment criteria of investors, and PSE&G does not intend to list the Secured Medium-Term Notes on any “green” or equivalently labeled segment of any stock exchange.

PSE&G intends to allocate an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes to finance and/or refinance, in whole or in part, new or existing Eligible Projects (as defined below) in the manner and on the timeline described in this pricing supplement under “Use of Proceeds.” However, PSE&G will retain broad discretion over the allocation and disbursement of the net proceeds from this offering and amounts equal thereto, and as a result there is no assurance that the intended allocation will occur or that investors will agree with the ultimate utilization of the net proceeds.

Moreover, there is similarly no assurance that any such Eligible Projects will be completed within any specified time period or at all, or that such Eligible Projects will achieve the results or outcomes (whether or not related to environmental or social impacts) originally expected or anticipated by PSE&G or investors or as contemplated by this pricing supplement. Prospective investors should consider the information in this pricing supplement regarding the intended allocation of net proceeds from this offering and must determine for themselves the relevance of such information, together with any other investigation such investor deems necessary, for the purpose of any investment in the Secured Medium-Term Notes.

Likewise, there is no assurance that the intended allocation of an amount equal to the net proceeds from the sale of any Secured Medium-Term Notes or the Eligible Projects to which such an amount is allocated would satisfy (or would continue to satisfy), whether in whole or in part, any present or future investor expectations, requirements or standards or other investment criteria or guidelines with which such investor or its investments are required or expected to comply, whether by any present or future applicable laws or regulations or by such investor’s own bylaws or other governing rules or investment portfolio mandates, ratings criteria or other expectations, in particular with regard to any direct or indirect environmental or social impact of any Eligible Projects. No representation is made by PSE&G, any Agent or any other person as to the suitability of the Secured Medium-Term Notes to meet or fulfill any sustainability, social or green criteria, expectations or requirements.

In addition, PSE&G does not intend to apply for the Secured Medium-Term Notes to be listed or admitted for trading on any dedicated “green,” “environmental,” “sustainable” or other equivalently labeled segment of any stock exchange or securities market or any similar trading platform (whether or not regulated). Moreover, even if the Secured Medium-Term Notes were in the future to be listed or admitted to trading on any such segment of a stock exchange, securities market or other trading platform, it should be noted that the criteria for any such listings or admission to trading may vary from one stock exchange, securities market or other trading platform to another, and there is no assurance that:

•	any such listing or admission to trading would satisfy investor expectations, requirements, standards or other investment criteria or guidelines as described in the immediately preceding paragraph; or

•	any such listing or admission for trading would be maintained.

In the event the Secured Medium-Term Notes are listed or admitted for trading on any such segment of a stock exchange, securities market or other trading platform, any change to the listing or admission status of the Secured Medium-Term Notes, including, among other things, any change that causes the Secured Medium-Term Notes to no longer be listed or admitted for trading on such stock exchange, securities market or other trading platform, may have a material adverse effect on the value of the Secured Medium-Term Notes and/or result in adverse consequences for investors with portfolio mandates to invest in securities to be used for a particular purpose.

There is no legal, regulatory or market definition of or standardized criteria for what constitutes a “green,” “sustainable” or other equivalently labeled project, and any such designations made by third parties with respect to the Secured Medium-Term Notes or Eligible Projects may not be suitable for the investment criteria of an investor.

There is currently no clearly defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “green,” “sustainable” or an equivalently labeled project, or as to what precise attributes are required for a particular project to be defined as “green,” “sustainable” or such other equivalent label, nor is there any assurance that such a clear definition or consensus will develop over time. Accordingly, there is no assurance to investors that any Eligible Projects PSE&G selects to receive a disbursement of an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes will meet any or all investor expectations regarding such “green,” “sustainable” or other equivalently labeled performance objectives, or that adverse environmental, social and/or other impacts will not occur during the operation, implementation or construction of any Eligible Projects to which PSE&G disburses net proceeds from the sale of the Secured Medium-Term Notes.

There is no assurance or representation as to the suitability or reliability for any purpose whatsoever of any opinion or certification of any third party (whether or not solicited by PSE&G) relating to PSE&G’s Eligible Projects, its allocation and disbursement of an amount equal to the net proceeds from this offering to Eligible Projects or the reporting and other procedures described under “Use of Proceeds” in this pricing supplement, nor that any such matters meet or will meet any environmental, green, sustainability and/or similar guidelines, principles or other criteria or requirements. For the avoidance of doubt, no such opinion or certification is, nor shall any such opinion or certification be deemed to be, incorporated by reference into this pricing supplement or the prospectus or prospectus supplement or a part of this pricing supplement or the prospectus or prospectus supplement or a recommendation by PSE&G, any Agent or any other person to buy, sell or hold the Secured Medium-Term Notes.

The value of the Secured Medium-Term Notes may be negatively affected to the extent investor perception of the suitability of the Secured Medium-Term Notes as “sustainability” or “green” bonds deteriorates or demand for sustainability- or green-themed investment products diminishes.

Perception by investors of the suitability of the Secured Medium-Term Notes as “sustainability” or “green” bonds could be negatively affected by dissatisfaction with the criteria and procedures used for evaluating and selecting Eligible Projects as described in this pricing supplement under “Use of Proceeds,” PSE&G’s compliance or any failure to comply with those criteria or procedures, the future environmental or social impact of PSE&G’s business or industry generally, evolving standards or market consensus as to what constitutes a “sustainability” or “green” bond or the desirability of investing in “sustainability” or “green” bonds generally, or the absence of any opinion or certification as to the suitability of the Secured Medium-Term Notes as “sustainability” or “green” bonds. Additionally, the Eligible Projects to which PSE&G intends to allocate an amount equal to the net proceeds of the Secured Medium-Term Notes may have complex direct or indirect environmental or social impacts, and adverse environmental or social impacts may occur during the design, construction and operation of such Eligible Projects and/or they may become controversial or criticized by activist groups or other stakeholders. The value of the Secured Medium-Term Notes may be negatively affected to the extent investors are required or choose to sell their holdings due to deterioration in the perception by the investor or the market in general as to the suitability of the Secured Medium-Term Notes as “sustainability” or “green” bonds. The value of the Secured Medium-Term Notes also may be negatively affected to the extent demand for sustainability- or green-themed investment products diminishes due to evolving investor preferences, changing or increased regulatory or market scrutiny on funds and strategies dedicated to sustainability- or green-themed investing or for other reasons.

PSE&G is not contractually required to allocate the net proceeds from the sale of the Secured Medium-Term Notes or any amount equal thereto to Eligible Projects, and PSE&G’s failure to do so could adversely impact the value of the Secured Medium-Term Notes.

PSE&G is not contractually required to allocate the net proceeds from the sale of the Secured Medium-Term Notes or an amount equal thereto to Eligible Projects or to comply with any criteria or procedures relating to the use of such net proceeds or amounts or the evaluation or selection of Eligible Projects, including the criteria and reporting and other procedures described under “Use of Proceeds” in this pricing supplement. The market price of the Secured Medium-Term Notes may be adversely affected by any failure by PSE&G to allocate and disburse an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes to Eligible Projects, to comply with any of the criteria or reporting or other procedures relating to Eligible Projects as described under “Use of Proceeds” in this pricing supplement, or to meet or continue to meet the investment requirements of certain environmentally or socially focused investors with respect to the Secured Medium-Term Notes. Although PSE&G intends to allocate an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes to Eligible Projects as described under “Use of Proceeds,” it will not constitute a breach of PSE&G’s obligations under, or a default or event of default under, the Secured Medium-Term Notes, the Note Indenture (as defined in the prospectus supplement under the caption “Description of the Secured Medium-Term Notes”), the Pledged Bond (as defined in the prospectus supplement under the caption “Risk Factors – You Will Not Be Entitled to Take Any Action With Respect to Property Securing the Pledged Bond Unless an Event of Default Under the Note Indenture Also Constitutes an Event of Default Under the Mortgage”) or the Mortgage (as

defined in the prospectus under the caption “Description of the Mortgage Bonds”) if PSE&G fails to allocate or disburse such net proceeds (or an amount equal thereto) to Eligible Projects or to comply with any of the criteria or reporting or other procedures relating thereto, including those described under “Use of Proceeds” in this pricing supplement, and holders of the Secured Medium-Term Notes will have no remedies or recourse under the Note Indenture, the Mortgage or the Secured Medium-Term Notes in the event of any such failure.

Redemption Provisions

The Secured Medium-Term Notes will be subject to redemption as described in the prospectus and prospectus supplement.

Additionally, prior to December 15, 2032 (the date that is three months prior to the Maturity Date) (the “Par Call Date”), PSE&G may redeem the Secured Medium-Term Notes at its option, in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the Secured Medium-Term Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points (0.200%), less (b) interest accrued to, but excluding, the redemption date; and

(2)	100% of the principal amount of the Secured Medium-Term Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, PSE&G may redeem the Secured Medium-Term Notes in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price equal to 100% of the principal amount of the Secured Medium-Term Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by PSE&G in accordance with the following two paragraphs.

The Treasury Rate shall be determined by PSE&G after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, PSE&G shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, PSE&G shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at

11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, PSE&G shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, PSE&G shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Trustee shall not be responsible for any calculation of the Treasury Rate. PSE&G’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Unless PSE&G defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Secured Medium-Term Notes called for redemption.

Use of Proceeds

PSE&G intends to allocate the net proceeds from the sale of the Secured Medium-Term Notes (or an amount equal thereto) and the concurrent offering of $400 million 5.125% Secured Medium-Term Notes, Series P, due March 15, 2053, after payment of the offering expenses and the Agents’ discounts and commissions, to finance and/or refinance, in whole or in part, one or more new or existing Eligible Projects. Eligible Projects include investments or expenditures that meet the Eligible Projects categories below, for which PSE&G made disbursements within one year prior to the issuance date of the Secured Medium-Term Notes or expects to make disbursements through the maturity of the Secured Medium-Term Notes. PSE&G expects to disburse an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes within three years of the issuance date of the Secured Medium-Term Notes.

Eligible Projects

PSE&G defines “Eligible Projects” as projects falling into one or more of the following categories:

Renewable Energy

Investments in the construction and development of wind and solar renewable energy production, energy storage, and associated transmission and distribution projects.

Energy Efficiency and Advanced Metering Infrastructure

Investments in advanced metering infrastructure, including smart electric meters and related communication networks, and investments in digital technologies intended to promote changes in customer behavior leading to improved energy efficiency.

Climate Change Adaptation

Investments in electric transmission and distribution infrastructure designed to make the system more resilient and improve customer reliability when considering climate change-related impacts such as severe weather events, including more frequent and severe storms, flooding, and heatwaves, as well as other impacts and changing weather patterns.

Clean Transportation

Expenditures related to the procurement, maintenance, and operation of electric vehicles and associated infrastructure.

Additional Criteria for Uses of Net Proceeds

PSE&G will not knowingly allocate any of the net proceeds from the sale of the Secured Medium-Term Notes to the following:

•	Investments which received an allocation of net proceeds under any other Sustainable Financing Instruments issued or entered into by PSE&G and/or its affiliates;

•	Fossil fuel generation and fossil fuel energy efficiency investments;

•	Consumption of fossil fuels for the purpose of power generation; or

•	Gas transmission and distribution infrastructure.

As used herein, the term “Sustainable Financing Instruments” means green bonds, social bonds, sustainability bonds, green loans (each as defined in the GBP, SBP, SBG or GLP (as defined below), as applicable) or other financial instruments issued by PSE&G or its affiliates; the term “GBP” means the International Capital Market Association’s (“ICMA”) Green Bond Principles (2021); the term “SBP” means the ICMA’s Social Bond Principles (2021); the term “SBG” means the ICMA’s Sustainability Bond Guidelines (2021); and the term “GLP” means the Loan Syndications and Trading Association’s Green Loan Principles (2021).

The “Green Bond Principles” are a set of voluntary guidelines for the issuance of green bonds developed by a committee made up of issuers, investors and intermediaries in the green bond market and are intended to promote integrity in the green bond market through guidelines that recommend transparency, disclosure and reporting. The Green Bond Principles have four components:

•	use of proceeds for qualifying projects with environmentally sustainable benefits;

•	disclosure and use of a process for project evaluation and selection;

•	management of proceeds through a formal process to ensure they are allocated to Eligible Projects; and

•	reporting on the use of proceeds, including on the projects for which funds have been used and their expected environmentally sustainable impacts.

PSE&G anticipates that the use of net proceeds from the sale of the Secured Medium-Term Notes will be in alignment with the Green Bond Principles and expects to apply the relevant requirements in the management of the use of proceeds as appropriate. PSE&G worked with an outside consultant with recognized expertise in environmental, social and governance research and analysis to (i) assess the criteria for Eligible Projects and processes for alignment with the Green Bond Principles and (ii) obtain and make publicly available a second party opinion from such consultant in respect of compliance with such criteria for Eligible Projects.

Process for Project Evaluation and Selection

Projects selected for allocation of the net proceeds from the sale of the Secured Medium-Term Notes will be assessed and evaluated by participants from various functional areas within PSE&G, including PSE&G’s Treasury, Investor Relations, Legal, Finance, Accounting, Enterprise Risk Management and ESG teams.

Management of Proceeds

An amount equal to or in excess of the net proceeds from the sale of the Secured Medium-Term Notes will be allocated to one or more Eligible Projects (as described above under “—Eligible Projects”), and managed by PSE&G’s Treasury Department. Actual spend on Eligible Projects will be internally tracked. Pending allocation, the net proceeds from the sale of the Secured Medium-Term Notes will be managed according to PSE&G’s normal treasury liquidity practices. So long as the Secured Medium-Term Notes remain outstanding, PSE&G’s internal records will show, at any time, the amount of the net proceeds from the sale of the Secured Medium-Term Notes allocated to Eligible Projects, as well as the amount of net proceeds pending allocation.

Payment of principal of, and interest on, the Secured Medium-Term Notes will be made from PSE&G’s general funds and will not be directly linked to the performance of any Eligible Projects.

Use of Proceeds Reporting

Within 12 months of the issuance date of the Secured Medium-Term Notes, PSE&G will provide, and keep readily available on a designated website, information regarding its progress in disbursing an amount equal to or in excess of the net proceeds from the sale of the Secured Medium-Term Notes to Eligible Projects, including the amount disbursed to each category of Eligible Projects set forth under “—Eligible Projects” above and the amount pending disbursement, if any. If an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes is not fully disbursed to Eligible Projects as of the date of the first report, PSE&G will continue to provide annual reports until an amount equal to the net proceeds from the sale of the Secured Medium-Term Notes has been fully disbursed.

Where feasible and subject to any confidentiality considerations, PSE&G will report on anticipated environmental benefits, the respective calculation methodology, and key assumptions for each metric, as well as case studies of Eligible Projects to which a portion of the net proceeds from the sale of the Secured Medium-Term Notes are disbursed, in conjunction with the reporting described above. Performance of estimated impacts will not be tied to the pricing or other characteristics of the Secured Medium-Term Notes.

Information contained on PSE&G’s website is not and should not be deemed a part of this pricing supplement or the prospectus or prospectus supplement or any other documents incorporated by reference therein.

Assurance

A final use of proceeds report will be prepared once an amount equal to or in excess of the net proceeds from the sale of the Secured Medium-Term Notes has been fully disbursed to Eligible Projects. The final use of proceeds report will be accompanied by a report from an independent registered public accounting firm in respect of its examination of PSE&G’s management’s assertions and criteria conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

No PRIIPs KID

No PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA.

No UK PRIIPs KID

No UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the UK.